

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Edgard Maroun
Chief Executive Officer
Anghami Inc
16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square
Al Maryah Island, Abu Dhabi

> **Re: Anghami Inc**
> **Draft Registration Statement filed on Form F-1**
> **Submitted August 3, 2021**
> **CIK No. 0001871983**

Dear Mr. Maroun:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement filed on Form F-1

Questions and Answers about the Business Combination, page 8

1.   Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at different redemption levels.

<u>What equity stake will current VMAC stockholders and Anghami Shareholders have in Pubco after the Closing?, page 10</u>

2.   You disclose the equity stake of stockholder groups assuming no redemption by VMAC public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by public stockholders.

<u>What interests do VMAC's current officers and directors have in the Business Combination?, page 12</u>

3.   Please disclose if the sponsor and the company's officers and directors have any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. If so, clarify how the board considered such conflicts in negotiating and recommending the business combination. Also, we note VMAC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted VMAC's search for an acquisition target.

<u>What interests do the Subscribers of the PIPE Shares have in the Business Combination?, page 13</u>

4.   Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include VMAC's sponsor, directors, officers or their affiliates.

<u>What happens to VMAC Warrants...?, page 18</u>

5.   Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

<u>Risk Factors</u>
<u>Risks Related to VMAC and the Business Combination, page 65</u>

6.   Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

<u>The Sponsor and VMAC's executive officers and directors have potential conflicts of interest..., page 71</u>

7.   Please disclose if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Accounting for the Proposed Transactions, page 82

8.   Your disclosure states that Anghami's shareholders will hold a majority of the voting power of the Combined Company. However, your disclosure on page 28 appears to indicate that under the "no redemption" scenario, Anghami shareholders will not hold a majority of the voting power of the Combined Company. Please clarify your disclosure and describe how you considered this in determining your accounting for the transaction under a "no redemption" scenario.

Certain Unaudited Prospective Financial Information of Anghami, page 102

9.   Clarify your disclosures to describe how your projections compare with your historical operating results, including how the revenue growth rates, expense growth rates and margins used in your projections compare to those achieved historically. Fully describe the specific assumptions underlying any differences, the factors affecting achievement of these assumptions, and why you believed it was reasonable to use these assumptions.

10.   Clarify your disclosures to explain why you selected a projection period of five years and why you believed it was reasonable to assume the growth rates used in the projection are sustainable over this period.

11.   Describe the specific third parties involved in the projections and how they were used.

Information about Anghami
Corporate History and Structure, page 138

12.   Please file as exhibits the acknowledgements executed by the three employees of ADC.

Our Growth Strategies, page 143

13.   You state on page 172 that you expect the Business Combination to allow you access to VMAC's music and film production expertise in India. Please tell us what consideration you gave to discussing this opportunity in your discussion of your growth opportunities.

Anghami Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators
Premium Subscribers, Conversion and ARPU, page 175

14.   You disclose that you define Premium subscribers as users who have completed registration on our platform and activated a payment method for Premium services, and you define the Premium average revenue per user, or ARPU, as the monthly measure of total Premium subscription revenue divided by the total number of Premium subscribers at the month-end. Please further clarify how Premium subscribers at month-end differs from Premium subscribers and how these metrics are calculated. Further, your disclosure indicates that these metrics are presented for the years ended December 31, 2020 and

2019. Clarify if these measures are calculated over a period of time or a point in time. Please also clarify how your monthly measure of total Premium subscription revenue is calculated.

15. Your disclosure refers to daily premium subscribers and monthly premium subscribers. Please clarify if daily and monthly refers to the subscription periods or some other measure. Please also clarify if the number of premium subscribers and the number of premium subscribers at month-end that you disclose include daily or monthly premium subscribers.

16. Please clarify what your premium subscriber conversion rate represents and whether this represents the conversion of users to daily premium subscribers or the conversion of daily premium subscribers to monthly premium subscribers or some other measure.

Results of Operations

Revenue

Revenue from Premium Segment, page 176

17. Your disclosure indicates that the number of monthly Premium subscribers increased by 7% and ARPU increased by 30%. However, the revenue from your premium segment only increased by 7% in total. Please clarify the other factors that impacted the change in revenue for the period.

Security Ownership of Certain Beneficial Owners and Management, page 234

18. Please disclose the portion of each class of Anghami securities held in the United States and the number of record holders in the United States. Refer to Item 18 of Form F-4 and Item 7.A.2 of Form 20-F.

Consolidated Financial Statements - Anghami, page F-45

19. Your consolidated statement of financial position includes balances as of January 1, 2019; however, these balances do not appear to be included in the Report of Independent Registered Public Accounting Firm. Please revise your consolidated statement of financial position to clarify that these balances are not audited. Otherwise, have your independent registered accounting firm amend its report to include these balances.

Notes to Consolidated Financial Statements

Basis of Preparation and Significant Accounting Policies

3.1 Basis of Presentation, page F-50

20. Clarify how you determined that the functional currencies of each of your subsidiaries is the United States dollar. In this regard, it does not appear that you conduct any operations in United States dollars or earn any revenue in United States dollars. Tell us the authoritative accounting literature upon which you relied in making this determination.

21.   Your disclosure on page F-84 states that the Group's principle foreign currency risk arises from Egyptian and Lebanese Pounds denominated transactions. Please separately disclose the balance of your net monetary assets denominated in Lebanese pounds and the net monetary assets denominated in Egyptian pounds as of each balance sheet date presented.

22.   You disclose that assets and liabilities in Lebanese pounds and transactions in Lebanese pounds, and the related foreign exchange losses, were reflected in these financial statements at a conservative market rate. Please clarify the specific exchange rate used for each period presented, the source of these rates, and the factors you considered in determining to use these rates.

3.2 Basis of Consolidation, page F-51

23.   Please clarify the specific entities in which you own less than controlling interest in voting shares but consolidate due to power. Tell us how you considered each of the factors in IFRS 10 in determining that you control the entities and clarify your disclosures accordingly. Please also disclose the dollar value of assets, liabilities, revenue and net income included in your consolidated financial statements related to these entities and provide all of the disclosure required by IFRS 12.

24.   Your disclosure on page 46 states that you transferred the ownership of Anghami for Digital Content ("ADC") to three employees of ADC and that you are currently in the process of transferring the ownership to Anghami FZ LLC (a wholly owned subsidiary of Anghami). However, Anghami may not be able to transfer ADC's ownership promptly, or at all and Anghami's business, operating results, and financial condition may be adversely affected if it is unable to transfer the ownership of ADC. Please clarify how you took this into consideration in your determination to consolidate this subsidiary and the specific impacts on your financial position and operating results if you are unable to transfer ownership.

3.4 Summary of Significant Accounting Policies
Revenue Recognition, page F-55

25.   Please clarify the portion of your premium partner subscription revenue recognized on a gross basis and the portion recognized on a net basis. Clarify the services provided by the partners and the services that you provide in these arrangements and how you considered all of the factors in paragraphs B.34 through B.38 of IFRS 15 in determining to recognize revenue on a gross or net basis.

26.   Your disclosure states that you also bundle your premium service with third-party services and products, which also has one material performance obligation and transaction price, with revenue recognized at point of sale. Please clarify the third party services and products with which your services are bundled, whether you recognize revenue on a gross or net basis and how you considered all of the factors in paragraphs B.34 through B.38 of IFRS 15 in making this determination. Please also clarify how you determined it is

appropriate to recognize revenue at point of sale rather than over time for these arrangements.

27.   Your disclosure indicates that you enter into arrangements with advertising agencies and advertising exchange platforms. Please clarify the services that you provide and the services that these parties provide under these arrangements, whether you recognize revenue on a gross or net basis and how you considered all of the factors in paragraphs B.34 through B.38 of IFRS 15 in making this determination.

Cost of Revenue, page F-55

28.   We note your disclosure that the determination of the amount of rights holders' liability is complex and that in certain jurisdictions, rights holders have several years to claim royalties, Therefore estimates are made until payments are made. Further, you have certain arrangements that are subject to minimum guaranteed amounts and an accrual is established when costs are expected to fall short of the minimum guaranteed amounts. Please clarify the dollar amount of adjustments made during each period presented relating to costs incurred in prior periods and tell us how you considered separately disclosing these amounts. Please also clarify your historical experience with these adjustments and whether they have been material to your cost of sales or operating results.

3.6 Restatement of Financial Statements, page F-65

29.   Your disclosures indicate that you made a number of adjustments that resulted in increases to cost of revenue for the year ended December 31, 2021; however, the restatement adjustment on page F-67 appears to indicate that cost of revenue was reduced by $2,261,163. Please clarify the adjustments that resulted in this reduction.

30.   We note your disclosure that you incorrectly accrued withholding taxes payable on revenues earned in Egypt and the correction of this error resulted in an increase in income tax expenses for the year ended December 31, 2019. Please clarify why withholding taxes on revenue are included in income tax expense and the authoritative accounting literature upon which you are relying in accounting for these taxes.

10 Income Tax, page F-71

31.   Please clarify your disclosures to describe the primary tax jurisdictions in which you earn taxable income and the respective statutory tax rates in these jurisdictions. Please also clarify the nature of the withholding tax expense incurred on revenue from foreign jurisdictions and whether these were distributions received from a foreign subsidiary. If so, clarify the jurisdiction and the withholding tax rate. Please also clarify any known trends with respect to the proportion of your income expected to be earned from each jurisdiction or distributions expected to be received from foreign subsidiaries and the impact on your income tax expense.

<u>16 Share Based Payments, page F-75</u>

32.   Please disclose the unrecognized compensation expense relating to your share based payments as of December 31, 2021 and the period over which it will be recognized.

33.   Please clarify if any of your share based payments will vest upon the completion of your merger and the compensation expense that will be recognized at this time. Please also tell how you considered including a pro forma adjustments to reflect the additional compensation expense in your pro form financial statements on page 81.

34.   For share based payments granted within six months of the determination of the agreed fair value of your equity shares for purposes of the merger, please reconcile and explain any differences between the fair value of your shares determined on each grant date and the fair value determined in connection with the merger. Describe the objective evidence that supports your determination of the fair value of the underlying ordinary shares at each grant date and fully describe the assumptions utilized at these valuation dates that are significantly different than those used in the determination of the fair value of your equity shares for purposes of the merger.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Trevor Pinkerton